SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION OF RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. and Braskem Petroquímica Ltda (“Braskem” or “Buyers”) and Santo Antônio Energia S.A. (“SAESA” or “Seller”)
Relationship with the issuer

A Madeira Energia S.A. (“MESA”) holds a 100% interest in SAESA.

MESA, the parent company of the Seller, has three controlling shareholders, namely: Odebrecht Energia do Brasil S.A., Caixa Fundo de Investimento em Participações Amazônia Energia and SAAG Investimentos S.A.

Odebrecht Energia do Brasil S.A. directly holds an 18.6% interest in MESA and indirectly holds 10% interest in MESA through a participation in quotas 50.1% the Caixa Fundo de Investimento em Participações Amazônia Energia, which holds a 20% interest in MESA.

Odebrecht Energia S.A. holds a 100% interest in Odebrecht Energia do Brasil S.A. which is 100% controlled by Odebrecht S.A.

Odebrecht S.A., in turn, holds a 50.1% interest in the voting capital and a 38.3% interest in the total capital of Braskem, issuing company.

Purpose	Purchase of electricity by the Buyers to supply their industrial units.
Main terms and conditions

Duration: 13 years as from Jan. 1, 2017

Price: subject to confidentiality clause.

Volume: The volume contracted equivalent to the amount of 2% to 4% of the electricity consumption of Braskem and may vary according to certain contractual conditions.

Agreement execution date	Aug. 26, 2016
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	None.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	The commercial conditions negotiated with SAESA reflect a market conditions in the power industry for long term agreement.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.